Exhibit 10.4
February 4, 2002
Barry Hanover
2597 Sherwood Drive
Salt Lake City, UT 84108
RE: Offer of Employment
Dear Barry;
TechniScan, Inc. (TSI) is pleased to offer you the position of Chief Operations Officer. The purpose of this letter is to outline the terms under which this offer is tendered and provide a brief overview of the position responsibilities. The letter is intended to be an agreement that provides the framework under which we will engage you. As we discussed, the position description is not intended to be all encompassing because the position will evolve rapidly as we grow (hopefully with equal rapidity). Further, I understand that you will be developing a description of duties you are most attracted to — and that job description is what we will work from. To assist you in this process I have attached a draft job description for this position. Please feel free to make changes that you would like to make to describe the position responsibilities as you see them.
Job Description
The position offered is Chief Operations Officer. In this position you would have responsibility for all aspects of producing TSI’s Breast Cancer Scanner now in development. The attached job description includes the following key responsibilities:
Strategic development of the SafeScan™ system (the “Product”) for market:
•	Co-develop and implement the Company Business Plan

•	Co-develop and implement the annual budget

•	Aid in capital development

•	Develop human resources policies and procedures

•	Develop and implement Product end-user objectives

•	Develop and implement Product regulatory strategy

•	Develop and manage the Clinical Advisory Board

•	Develop the marketing strategy
Northgate Business Center • 350 West 800 North, Suite 305 • Salt Lake City, Utah 84103
Voice: 801.521.0444, 521.0888 • Fax: 801.521.0666
www.techniscanmedical.com • www.techniscan.net • E-mail: admin@techniscan.net

Barry Hanover
Offer Letter

This is intended to be the “beginning list” of job responsibilities that, with your input and direction, will grow over a very short period of time as the product develops.
Salary
The salary offered for this position is $12,500/month. As we discussed you would start on February 11, 2002 and migrate toward full time as your personal schedule can accommodate it. Of course, we envision this as a full time position and encourage you to work toward a balance that allows your full time participation as soon as practical. The company will depend on you top provide an accounting of your time until you reach full time. Until then, your salary will be prorated to that percentage of full time you actually work.
As you know, we are currently raising capital. Currently, there is not sufficient capital to pay full salaries for most employees, and most senior managers have agreed to accrue salaries into an account payable or convertible to stock at the close of next round of financing. I anticipate that this will be complete by the end of Q-2 2002 or sooner.
At the time the round closes, you will be paid the total accrued less applicable taxes. The company will issue an earnings statement showing the accrued salary and taxes bi-monthly on the 5th and 20th of each month instead of a paycheck. If required a draw against salary is available and I would be happy to discuss your needs for compensation at any time.
Equity Participation
The company will reward key employees through opportunities for equity participation. As a key executive you are eligible to participate in various company equity issues including Preferred Stock for cash or deferred salary at each financing round, Stock Options.
Preferred Stock Equity
All employees will have an opportunity to participate in each funding round of equity issue for the company. The purpose of this is to allow employees to continue to invest alongside new investors as the company grows without having to meet minimum investment amounts or investor qualifications. This program is voluntary and employees are not required to participate.
Stock Options
The Company has adopted a Comprehensive Management Incentive Plan (“Stock Option Plan” herein) and has authorized the issuance of up to 5,000,000 shares of Common Stock under the Plan. The actually number of shares set aside for the option pool will be approximately 20% of the total outstanding stock at each round. Stock Options are granted as Non Qualified Options and Incentive Stock Options. The primary difference is

Barry Hanover
Offer Letter

that Non Qualified Options do not have a vesting period while Incentive Stock Options vest over four (4) years as described below.
First Option Grant: Forty five (45) days after you start, the Company shall grant to you a first round of Non Qualified Stock for 200,000 shares of stock at a strike price to be determined by the Board.
Second Stock Option Grant: Within thirty days (30) after the closure of the Series B Round, the Board of Directors shall authorize a second round of Incentive Stock Options (ISO) and shall grant you an ISO for a minimum of 300,000 shares (or more at the discretion of the Board of Directors and the recommendation of the CEO).
Vesting of Non Qualified Stock Options
Non Qualified Stock Options do not vest. They are exercisable upon grant.
Vesting of Incentive Stock Options: The Incentive Stock Options will vest and become exercisable in accordance with the following schedule, subject to the terms of the Company’s Stock Option Plan: twenty five percent (25%) of the Options shall vest on the first anniversary of the date of this AGREEMENT and the remaining seventy-five percent (75%) of the Options shall vest in equal monthly installments for thirty-six (36) months thereafter, provided you are then still employed, and has been continuously employed, on a full- or substantially full-time basis by the Company at such times.
Effect of Change in Control Upon Vesting: If you are still employed by the Company and there occurs a Change in Control made the subject of a binding written agreement executed and delivered on or after January 1, 2002, then upon the closing date of the event constituting a Change in Control, one hundred percent (100%) of the your then-unvested Options shall accelerate and immediately become vested. Remaining unvested Options, if any, shall continue to vest on the terms and under the conditions specified herein. For purposes of this letter agreement, a “Change in Control” shall mean:
•	The sale, transfer or other disposition of all or substantially all of the assets of the Company; or

•	Any merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those holding beneficial ownership of 50% or more of the outstanding voting stock of the Company immediately prior to such transaction.

•	For purposes of this letter agreement, the occurrence of an underwritten public offering by the Company shall not be deemed an occurrence of a Change in Control.

Barry Hanover
Offer Letter

General Terms Pertaining to Options: Subject to the foregoing provisions, the Options shall be granted under and shall be governed by the terms of the Company’s Stock Option Plan (as it may be amended from time to time in the future) and shall be subject to a written option agreement issued to you. All Plan provisions not contradicted by the terms of this letter agreement (including, but not limited to, provisions regarding timing and manner of, and deadlines for, exercise, and provisions concerning market stand-off) shall apply to the Options to be granted. If you have questions about any option please request further written detail from David Robinson (CEO) or Gerald Snow (Corporate Counsel).
Taxes
As a part of this agreement you acknowledge that the grant of equity benefits may result in taxable income. As a condition of employment, you acknowledge that you are solely responsible for payment of any tax liability relating to or arising from such Preferred and/or Common Stock. You are encouraged to obtain a professional opinion regarding your potential tax liabilities under this agreement. Do not rely on any statements made by the Company’s representatives with respect to the tax and other economic considerations relating to this investment.
In regard to such considerations, you should rely on the advice of, or consult with, your own personal tax, investment, legal or other advisors. You acknowledge that an election under Section 83(b) of the Internal Revenue Code may be made within 30 days of the date of this Agreement, and with respect thereto Executive has consulted with, or shall consult with, his or her personal tax, investment, legal or other advisors.
Benefits
As an early stage start up the company contemplates a generous benefits package that will allow us to attract and retain employees from national employment markets. As a person who is joining during the time that these benefits are being determined you will be given the maximum benefit at the time each is instituted. The following descriptions are intended to provide general guidance about the contemplated benefit policies of the company — not all benefits are in place.
Medical and Dental
The company currently provides medical insurance through IHC. A copy of the current plan is available upon your request. Whether you choose this option or not the company currently provides a maximum medical/dental benefit of $300/month. If you elect to maintain your coverage through COBRA or self insurance the company will pay you this amount directly each month.
Holidays
The company recognizes 8 holidays:
•	Memorial Day

Barry Hanover
Offer Letter

•	Independence Day

•	State Holiday 24 July

•	Labor Day

•	Thanksgiving and the day after

•	Christmas Day, and

•	New Years Day
Sick Leave Policy & Vacation
The company currently allows up to fifteen (15) working days per twelve (12) months for either sick or vacation time. Flex time will accrue up to a maximum of thirty (30) working days, at which time it shall cease accruing until the total amount accrued is reduced below the thirty (30) day maximum.
401K Plan
The company does have a retirement program that allows you to place up to 10% of your salary in a qualified 401K plan. At this time the company does not provide matching funds, however, it does expect to do so in the future.
Barry, I am excited to have the opportunity to work with a professional of your caliber. I have no doubt your contribution to our team of technology professionals will allow us to reach our goals. I look forward to completing the “dry” work of agreement and move on to the challenging and stimulating work of building a company known for its line of superior imaging products.

Sincerely, David Robinson President and Chief Executive Officer TechniScan, Inc.